SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 7, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the 2012 Annual General Meeting

The Board and all its directors guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	No objection or amendment was made to the resolutions proposed at the meeting.

•	No changes were made to the resolutions of the previous annual general meetings at the meeting.

I.	The convening and attendance of the AGM

The 2012 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held at 9:00 a.m. on Thursday, 6 June 2013 at Roller-skating Stadium, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”). Shareholders of the Company who were entitled to attend the AGM held an aggregate of 7.2 billion voting shares. No shareholder of the Company who was entitled to attend the AGM was required to abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), nor was required to abstain from voting under the Hong Kong Listing Rules. In connection with the convening of the AGM:

Total number of shareholders and authorized proxies physically present at the AGM		38
including:	number of A-Share Holders of Non-Circulating Share	2
	number of A-Share Holders of Circulating Share	32
	number of H-Share Holders	4
Total number of shares with voting rights (Shares)		6,317,301,658
including:	total number of shareholder holding Non-Circulating share by A-Share Holders	4,016,730,000
	total number of shareholder holding Circulating share by A-Share Holders	5,905,557
	total number of shares held by H-Share Holders	2,294,666,101
Percentage of total issued shares of the Bank with voting rights (%)		87.74
including:	percentage of total issued shares held by A-Share Holders of Non-Circulating Share	55.79
	percentage of total issued shares held by A-Share Holders of Circulating Share	0.08
	percentage of total issued shares held by H-Share Holders	31.87

Remarks: The chairman was authorised by some of the A shareholders and H shareholders to vote on behalf of them, and he was not counted repeatedly towards the calculation of the total number of the shareholders and proxies who attended the meeting.

The AGM was convened by the board of directors (the “Board”) of the Company, and Mr. Wang Zhiqing, Vice Chairman of the Company, presided over the meeting. The Board had nine directors, seven of whom attended the AGM. Mr. Wu Haijun, Vice Chairman of the Company, Mr. Li Honggen, Mr. Ye Guohua, and Mr. Xiang Hanyin, directors of the Company, Mr. Jin Mingda and Mr. Cai Tingji, independent directors of the Company, attended the AGM. Mr. Lei Dianwu, director of the Company, and Mr. Shen Liqiang, independent director of the Company, were absent from the AGM due to business engagements. The Supervisory Committee of the Company had six supervisors, five of whom attended the AGM. Mr. Zuo Qiang, Mr. Zhai Yalin, Mr. Wang Liqun, Mr. Chen Xinyuan and Mr. Zhou Yunnong, supervisors of the Company, attended the AGM. Ms. Li Xiaoxia, supervisor of the Company, was absent from the AGM due to business engagements. Mr. Gao Jinping and Mr. Zhang Jianping, proposed directors, attended the AGM. Mr. Zhang Jingming, the Secretary to the Board, attended the AGM. The convening and voting of the AGM complied with the relevant regulations of the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

II.	Voting results of resolutions

The following ordinary resolutions were considered and passed at the AGM through voting by way of poll:

1.	2012 Work Report of the Board of the Company

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor*
Voting results of shareholders	4,755,644,626	7,402,149	99.8446%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	738,914,626	7,402,149	99.0082%

*	Percentage of shares voted in favor refers to the proportion of shares voted in favor by the shareholders accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders (or their proxies) attending the AGM. (The same below)

2.	2012 Work Report of the Supervisory Committee of the Company

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,755,635,456	7,411,349	99.8444%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	738,905,456	7,411,349	99.0069%

3.	2012 Audited Financial Statements of the Company

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,755,686,156	7,360,649	99.8455%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	738,956,156	7,360,649	99.0137%

4.	2012 Profit Distribution Plan of the Company

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,755,383,756	7,663,049	99.8391%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	738,653,756	7,663,049	98.9732%

5.	2013 Financial Budget Report of the Company

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,750,078,556	6,296,249	99.8676%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	733,348,556	6,296,249	99.1487%

6.	The appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as “PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership)”) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2013 and authorization of the Board to determine their remuneration based on the terms of work

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,790,107,834	17,597,949	99.6340%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	773,377,834	17,597,949	97.7752%

7.	Approval of the appointment of Mr. Wang Zhiqing as the Chairman for the Seventh Session of the Board and the President of the Company

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,370,832,028	392,214,777	91.7655%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	354,102,028	392,214,777	47.4466%

8.	The appointment of Mr. Gao Jinping and Mr. Zhang Jianping as newly added directors to fill up vacancies in the Seventh Session of the Board of the Company

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
A. Mr. Gao Jinping
Voting results of shareholders	4,706,621,457	55,325,348	98.8382%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	689,891,457	55,325,348	92.5759%
B. Mr. Zhang Jianping
Voting results of shareholders	4,715,953,479	45,993,326	99.0341%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	699,223,479	45,993,326	93.8282%

The following special resolutions were considered and passed at the AGM through voting by way of poll:

9.	Approval of the issuance of short-term commercial papers in one or more tranches in the PRC within 12 months starting from the date of approval at the meeting in accordance to the respective regulations and involving an aggregate principal amount of up to RMB4 billion. The fund will be used to replenish the Company’s working capital to meet the Company’s liquidity needs for the procurement of raw materials.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,755,485,256	7,561,549	99.8412%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	738,755,256	7,561,549	98.9868%

10.	The granting of general and unconditional authorization to the Board or any two or more directors of the Company, taking into account the specific needs of the Company and market conditions, to determine the specific terms and conditions of, and other matters relating to, the issuance of short-term commercial papers, including but not limited to the determination of the amount, interest rate, term, execution and signing of all requisite documentation within the scope of the aforementioned resolution 9.

	Shares voted in favor (Share)	Shares voted against (Share)	Percentage of shares voted in favor
Voting results of shareholders	4,755,324,556	7,722,249	99.8379%
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.0000%
Shareholders with circulating shares	738,594,556	7,722,249	98.9653%

The above resolutions were passed at the AGM. The Company had appointed its international auditor for the year 2012, KPMG, as the scrutineer of the AGM to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Lawyer’s certification

As certified by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Ms. Huo Wanhua of the Company’s legal advisors as to the PRC law, Beijing Haiwen & Partners, “the convening and holding of the AGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the AGM and the voting procedures adopted at the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the AGM are legally valid”.

IV.	Documents available for inspection

1.	Resolutions passed at the 2012 Annual General Meeting, signed and confirmed by the directors, supervisors and the recorder who attended thereat, and applied with the chop of the Company; and

2.	The Legal Opinion.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 6 June 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen. Ye Guohua and Zhang Jianping; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin, and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

COMPOSITION OF BOARD OF DIRECTORS

Following the appointments of Mr. Gao Jinping and Mr. Zhang Jianping as executive directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the board of directors of the Company (the “Board”) presently has 11 directors, of which three are independent non-executive directors, thus fails to meet the requirement that the proportion of independent non-executive directors must be at least one-third of the board as required under Rule 3.10A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (‘‘Listing Rules’’).

In this regard, the Company will use its best endeavour to comply with the relevant requirement as soon as practicable. The Company will also use its best endeavour to fill the vacancies of chairman of the Remuneration and Appraisal Committee and members of the Audit Committee and the Nomination Committee to comply with the relevant requirements under the Listing Rules as soon as practicable, and will make further announcement(s) upon appointment of an additional independent non-executive director in accordance with the Listing Rules.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 6 June 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin, and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are set out below.

Executive Director, Chairman

Wang Zhiqing

Executive Director, Vice Chairman

Wu Haijun

Executive Director, Vice Presidents

Gao Jinping

Li Honggen

Zhang Jianping

Executive Director, Chief Financial Officer

Ye Guohua

Non-executive Directors

Lei Dianwu

Xiang Hanyin

Independent Non-executive Directors

Shen Liqiang

Jin Mingda

Cai Tingji

There are 3 Board committees. The table below provides membership information of these committees on which each Board member serves.

Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees